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                                                                 EXHIBIT (d)(13)
     FOR IMMEDIATE RELEASE

                 AGILENT COMPLETES TENDER OFFER FOR SHARES OF
                      OBJECTIVE SYSTEMS INTEGRATORS, INC.

     PALO ALTO, Calif., and FOLSOM, Calif., Jan. 5, 2001 - Agilent Technologies Inc.(NYSE: A), a leading provider of innovative technologies for communications and life sciences, today announced the successful completion of the tender offer by Tahoe Acquisition Corp. to acquire the common stock, par value $.001 per share, of Objective Systems Integrators, Inc. (OSI) (NASDAQ: OSII) at $17.75 net per share in cash. OSI is a leading provider of next-generation operations-support-system (OSS) software for communications service providers.

     Tahoe Acquisition Corp. has accepted for purchase 37,572,548 shares of OSI common stock, including approximately 1,050,844 shares tendered pursuant to Notices of Guaranteed Delivery, representing approximately 97% of the issued and outstanding OSI shares, which shares were validly tendered and not withdrawn prior to the expiration of the tender offer at 12:00 midnight, New York City time, on Thursday, January 4, 2001.

     Pursuant to the terms of the merger agreement between Agilent, Tahoe Acquisition Corp. and OSI, Tahoe Acquisition Corp. intends to acquire the remaining OSI shares that Tahoe Acquistion Corp. does not already own through a merger between Tahoe Acquisition Corp. and OSI to be effective today at the same $17.75 per share price as offered in the tender offer.

     OSI, headquartered in Folsom, Calif., with more than 400 employees worldwide and an installed base of over 120 customers, designs, develops and markets OSS software that integrates and manages the provision of communications services in today's large-scale, multi-vendor network environments.

     The acquisition of OSI is expected to enhance Agilent's solution portfolio with key technologies and industry-leading expertise, and will augment its already broad worldwide customer base and industry presence. With the OSI acquisition Agilent will be able to immediately meet the needs of service providers deploying 3G wireless, optical, broadband Internet Protocol (IP) and voice-over-packet networks and services.

     In the OSS market, Agilent is the market leader in Signaling System 7 (SS7) management. SS7 is the protocol that enables end-to-end communications services. Agilent also provides leading-edge Internet service-level agreement
(SLA), eCommerce management software and optical-network management solutions. Agilent has OSS systems installed with most of the world's largest service providers.

     About OSI

     OSI (www.osi.com) is a leading provider of advanced software solutions that enable rapid time-to-market for eBusiness and communications providers worldwide to deliver dynamic, superior services. OSI has headquarters in Folsom, California, with offices worldwide.
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     About Agilent Technologies

     Agilent Technologies Inc. (NYSE: A) is a diversified technology company with approximately 47,000 employees serving customers in more than 120 countries. Agilent is a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions, and semiconductor and optical components. In fiscal year 2000, Agilent had net revenue of $10.8 billion. The company serves markets that include communications, electronics, life sciences and healthcare.

     Information about Agilent Technologies can be found on the Web at www.agilent.com.

     This news release contains forward-looking statements, including without limitation statements relating to anticipated enhancements to Agilent's solution portfolio and potential expansion of industry presence, that involve risks and uncertainties that could cause results of Agilent Technologies to differ materially from management's current expectations. These risks are detailed in Agilent's Annual Report on Form 10-K for the year ended October 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, as filed with the Securities and Exchange Commission.

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